Exhibit 3.2

AMENDMENT TO THE BYLAWS

OF

ARMATA PHARMACEUTICALS, INC.

1.       Section 3.2 of the bylaws of the Corporation was amended in its entirety by unanimous vote by the Board of Directors on September 17, 2019, to read as follows:

3.2	The Board shall be composed of not less than one nor more than nine Directors, the specific number to be set by resolution of the Board or the shareholders. The number of Directors may be changed from time to time by amendment to these Bylaws, but no decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director. Directors need not be shareholders of the corporation or residents of the State of Washington and need not meet any other qualifications.

At the first annual meeting of shareholders and at each annual meeting thereafter, the holders of shares entitled to vote in the election of Directors shall elect Directors to hold office until the next succeeding annual meeting, the Director’s successor has been selected and qualified, or the Director's earlier death, resignation, or removal.

Dated this 10th day of December 2019.

ARMATA PHARMACEUTICALS, INC.

By	/s/ Todd R. Patrick
Todd R. Patrick, Chief Executive Officer